

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

December 15, 2010

**via U.S. mail and facsimile**

William G. Dorey, Chief Executive Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

      **RE:    Granite Construction Incorporated**
               **Form 10-K for the Fiscal Year Ended December 31, 2009**
               **Filed February 26, 2010**
               **File No. 001-12911**

Dear Mr. Dorey:

We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Terence O'Brien
               Accounting Branch Chief